EXHIBIT 3.1.1
ARTICLES OF INCORPORATION
OF
PIEDMONT MINING COMPANY, INC.

We, the undersigned, being persons of full age, do make and acknowledge these Articles of Incorporation for the purpose of forming a business corporation under and by virtue of the laws of the State of North Carolina.

ARTICLE I

The name of the corporation shall be PIEDMONT MINING COMPANY, INC.

ARTICLE II

The period of duration of the corporation shall be unlimited.

ARTICLE III

The purposes for which the corporation is organized are:

(a) To locate, patent, purchase, lease, exchange, trade for, or otherwise acquire, and to hold, own, use, operate, work, extend, improve, and develop, and to sell, exchange, assign, transfer, mortgage, grant security interests in, lease, or otherwise dispose of, in whole or in part, and wherever situated, mines, mining rights, and claims, metalliferous lands, quarries, quarry rights, water, water rights, ditches, reservoirs, oil and gas properties and interests therein, and any rights, rights of way, easements, privileges, permits, or franchises suitable or convenient for any of the purposes of the business, and to deal in the same in every way to explore, quarry, mine, drill, excavate, produce, purchase, lease, prospect for, claim, and otherwise acquire, and to process, refine, and develop, and to sell, exchange, trade, deal in and with, and otherwise dispose of asbestos, sulphur, silica, felspar, uranium, vanadium, rare earth, mica, copper, coal, lead, silver, gold, gas, oil, oil shale, and other minerals, ores, and properties of every kind and nature, and of earth, rock, sand, shale, and other substances containing minerals and ore deposits and to manufacture, produce, purchase, lease, or otherwise acquire, and to use, operate, improve, repair, replace, and develop, and to sell, trade, exchange, lease and otherwise dispose of any and all materials, machinery, facilities, appliances, products, equipment, or supplies proper or adapted to be used in or in connection with or incidental to the prospecting, development, production, processing, preparation, shipment, and delivery of any of the foregoing minerals and ores and any by-products therefrom; and to do any and all things incidental thereto, or necessary, expedient, or proper to be done in connection with the matters and things set out herein.

(b) To borrow money for itself or as agent for another and to issue, buy, sell, exchange, pledge, mortgage, endorse, guarantee the payment of debts and deal in and deal with all types and kinds of bills of sale, notes, contracts, bonds, debentures, stocks, securities, trade acceptances, mortgages, open accounts, and all other types and kinds of negotiable or non-negotiable instruments, commercial paper and evidences of debt.

(c) To such extent as a corporation organized under the Business Corporation Law of this State may now or hereafter lawfully do, generally to do any and all things and exercise any and all powers, rights and privileges, and to engage in any lawful activity now or hereafter allowed, whether such things, activities, powers, rights, and/or privileges of this corporation arise in this state, the United States or any state, territory, or dependency of the United States or any foreign country.

(d) To engage in any other lawful activity, including, but not limited to, constructing, manufacturing, leasing, or otherwise producing, repairing, servicing, restoring, or otherwise caring for any type of structure, commodity, or livestock whatsoever, processing, selling, brokering, factoring, or distributing any type of property whether real or personal, extracting and processing natural resources, transporting freight or passengers by land, sea or air, collecting and disseminating information or advertising through any medium whatsoever, performing personal services of any nature, and entering into or serving in any type of management, investigative, advisory, promotional, protective, insurance, guarantyship, suretyship, fiduciary, or representative capacity or relationship of any person or corporation whatsoever.

ARTICLE IV

The corporation shall have authority to issue Fifteen Million Dollars ($15,000,000.00) worth of common stock consisting of Fifteen Million (15,000,000) shares with the par value of One Dollar ($1.00) per. share.

ARTICLE V

The minimum amount of consideration to be received by the corporation for its shares before it shall commence business is One Hundred Dollars ($100.00) in cash or property of equivalent value.

ARTICLE VI

The address of the initial registered office of the corporation is Suite 900, Cameron-Brown Building, 301 South McDowell Street, City of Charlotte, County of Mecklenburg, State of North Carolina, 28204, and the name of the initial registered agent is Ray W. Bradley, Jr.

ARTICLE: VII

The number of directors constituting the initial Board of Directors shall be two (2) and the number of directors thereafter shall be as determined by the stockholders, the names and addresses of the persons who are to serve as directors until the first meeting of the shareholders, or until their successors are elected and qualify are:

NAME	ADDRESS

Robert M. Shields, Jr.	5612 Kingston Pike Knoxville, Tennessee 37919

Earl M. Jones	5612 Kingston Pike Knoxville, Tennessee 37919

ARTICLE VIII

The names and addresses of the Incorporators are:

NAME	ADDRESS

Ray W. Bradley, Jr.	900 Cameron-Brown Building Charlotte, North Carolina 28204

Paul B. Guthery, Jr.	900 Cameron-Brown Building Charlotte, North Carolina 28204

Evelyn B. Stevens	900 Cameron-Brown Building Charlotte, North Carolina 28204

IN WITNESS WHEREOF, we have hereunto set our hands and seals, this 22nd day of July, 1983.

/S/ Ray W. Bradley, Jr. (SEAL)

/S/ Paul B. Guthery, Jr. (SEAL)

/S/ Evelyn B. Stevens (SEAL)

STATE OF NORTH CAROLINA
COUNTY OF MECKLENBURG

I, Louise F. Chalmers, a Notary Public for said County and State, do hereby certify that Ray W. Bradley, Jr., Paul B. Guthery, Jr. and Evelyn B. Stevens personally appeared before me this day and acknowledged the due execution of the foregoing instrument.

WITNESS may hand and notarial seal, this 22nd day of July 1983.

/S/ Louise F. Chalmers
Notary Public My commission expires: August 18, 1986